UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-08097

Valaris plc

(Exact name of registrant as specified in its charter)

Cannon Place, 78 Cannon Street

London, England EC4N6EU

44 (0) 20 7659 4660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value $0.40 per share

(Title of each class of securities covered by this Form)

4.70% Senior Notes due 2021

4.875% Senior Notes due 2022

4.50% Senior Notes due 2024

4.75% Senior Notes due 2024

8.00% Senior Notes due 2024

5.20% Senior Notes due 2025

7.375% Senior Notes due 2025

7.75% Senior Notes due 2026

5.4% Senior Notes due 2042

5.75% Senior Notes due 2044

5.85% Senior Notes due 2044

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Ordinary Shares, par value $0.40 per share: 141 holders.*

* As previously reported, on August 19, 2020, Valaris plc (the “Company”) and certain of its wholly owned direct and indirect subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors’ Chapter 11 cases were jointly administered under the caption In re Valaris plc, et al. (the “Chapter 11 Cases”). On February 5, 2021, the Debtors filed the Debtor’s Fourth Amended Joint Chapter 11 Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code (as amended, modified or supplemented from time to time, the “Plan”) and on March 3, 2021, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. The Plan is expected to become effective on April 30, 2021 (the “Effective Date”).

In connection with, and pursuant to the terms of, the Plan and the Confirmation Order, the Class A Ordinary Shares, par value $0.40 were frozen and removed from trading. Additionally, the number of holders of record of the Class A Ordinary Shares, par value $0.40 is less than 300. Accordingly, this Form 15 is being filed for the purpose of suspending the Company’s duty to file reports under Sections 12(g), 13 and 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Valaris plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VALARIS plc

April 29, 2021
	By:	/s/ Michael T. McGuinty
	Name:	Michael T. McGuinty
	Title:	Senior Vice President and General Counsel